UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   June 2004            File No.    0-50169

Sovereign Chief Ventures Ltd.

(Name of Registrant)

333 Cedar Street, Suite 300, Abilene Texas 79601

(Address of principal executive offices)

1.

News Release dated June 2, 2004

2.

Interim Financial Statements (Unaudited) for the period ended March 31, 2004

3.

Form 52-109F2 – Certification of CEO

4.

Management Information Circular for the Annual General Meeting of June 29, 2004

5.

Form of Proxy

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Sovereign Chief Ventures Ltd..

(Registrant)

Dated:  June 8, 2004                        By:  /s/ Bill O. Wood

                                                                Bill O. Wood, President

SOVEREIGN CHIEF VENTURES LTD.

333 CEDAR STREET, SUITE 300

ABILENE, TEXAS 79601

N E W S   R E L E A S E

Trading Symbols:

TSX Venture Exchange:         SCV.TSXV

OTC PINK SHEETS:             SCVTF

Kardokus 4-10 and Stray Cat 1-14 To Be Completed

June 2, 2004 – The Company is pleased to announce that Kardokus 4-10 has been drilled to target depth of 14,800 feet and pipe has been set down to the Atoka formation. The following zones had hydrocarbon shows: Marchand, Lower Skinner, Red Fork A, D, F and the Atoka. Western Oil & Gas will commence completion of the Atoka formation in a couple of weeks. The estimated cost of drilling and completing the Kardokus 4-10 is $1,800,000 US. Sovereign has a of 14% +/- working interest in the Kardokus lease. Chesapeake Energy Corp., operator of the Stray Cat 1-14 has drilled and set pipe to a total depth of 13,600 feet. Hydrocarbon shows were encountered in the following formations: Upper and Lower Skinner, Red Fork A, D and F. The estimated cost of drilling and completing the Stray Cat 1-14 to a depth of 13,600 feet is $1,328,000 US. Sovereign has a 3.47 +/- working interest in the Stray Cat 1-14.

The two wells mentioned above are the 8th and 9th wells to be drilled and pipe set on the Lasley Project. The following wells are currently producing: Kardokus A1-10, Kardokus 3-10, Alley Cat 1-14, King 1-32, Sheward 1-31, Tiger 2-15 and the Rosser 1-11. Four additional wells are proposed to be drilled on the Lasley project in 2004.

The Lasley Project covers approximately 10,000 +/- acres that is part of a 60,000 acre Area of Mutual interest with Western Oil and Gas Development Co. and Saxon Oil Company.

Additional information can be obtained at Sovereign's web site www.sChiefv.com

"Bill O. Wood"

Bill O. Wood, President

Telephone: (325) 676-8500 Facsimile:(325) 676-8106 Email:info@schiefv.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy accuracy of this news release.

CONSOLIDATED FINANCIAL STATEMENTS

SOVEREIGN CHIEF VENTURES LTD.

ABILENE, TEXAS, USA MARCH 31, 2004

1.

NOTICE TO READER

2.

CONSOLIDATED STATEMENT OF EARNINGS AND DEFICIT

3.

CONSOLIDATED BALANCE SHEET

4.

CONSOLIDATED STATEMENT OF CASH FLOWS

5.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.

Sovereign Chief Ventures Ltd.

CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT

Unaudited - Prepared by Management

	Three months ended March 31,
	2004	2003
REVENUE	$149,322	15,181
EXPENSES Depletion and depreciation	63,842	18,523
Legal and accounting	44,216	55,029
Wages and benefits	39,060	97,415
Office and general	12,636	11,785
Regulatory fees	7,893	7,079
Telephone	7,840	4,938
Travel and auto	7,713	9,437
Promotion	6,785	2,838
Oil and gas production costs (recovery)	3,758	(242)
Investor relations	3,229	63,253
Rent	1,318	4,831
Bank charges and interest	42	9,364
Loss (gain) on foreign exchange	(13,149)	30,505
	185,183	314,755
NET LOSS	(35,861)	(299,574)
Deficit, beginning of period	(7,766,386)	(4,928,398)
DEFICIT, end of period	$(7,802,247)	(5,227,972)
LOSS PER SHARE	$0.00	(0.01)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	27,338,278	20,132,540

Sovereign Chief Ventures Ltd. CONSOLIDATED BALANCE SHEETS

Unaudited - Prepared by Management

	March 31, 2004	December 31, 2003
ASSETS
Current Cash	$106,720	534,962
Accounts receivable	158,986	162,210
Share subscriptions receivable	50,000	50,000
Prepaid expenses	202,319	41,269
	518,025	788,441
Property and equipment [Note 2]	2,016,823	1,847,672
Investment in 3D Seismic data	4,171,447	4,171,447
	$6,706,295	6,807,560
LIABILITIES Current Accounts payable	$85,669	151,073
SHAREHOLDERS' EQUITY Share capital [Note 3]	14,770,662	14,770,662
Contributed surplus	54,059	54,059
Treasury shares	(401,848)	(401,848)
Deficit	(7,802,247)	(7,766,386)
	6,620,626	6,656,487
	$6,706,295	6,807,560

APPROVED ON BEHALF OF THE BOARD:

"BILL O. WOOD"

"BRIAN C. IRWIN"

Sovereign Chief Ventures Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Unaudited - Prepared by Management

	Three months ended March 31,
	2004	2003
OPERATIONS
Net loss	$(35,861)	(299,574)
Add items not affecting cash: Depletion and depreciation	63,842	18,523
	27,981	(281,051)
Change in non-cash working capital balances related to operations: Decrease in accounts receivable	3,224	5,754
Decrease in accounts payable	(65,404)	(473,799)
Increase in prepaid expenses	(161,050)	-
	(195,249)	(749,096)
FINANCING Issuance of common shares	-	1,691,052
Decrease in deferred costs	-	17,338
Decrease in loan payable	-	(500,000)
	-	1,208,390
INVESTING Acquisition of equipment	(4,611)	(196,625)
Petroleum and natural gas properties: Exploration costs	(228,382)	(129,228)
Purchase of treasury shares	-	(7,343)
	(232,993)	(333,196)
Increase (decrease) in cash	(428,242)	126,098
Cash, beginning of period	534,962	728,408
CASH, end of period	$106,720	854,506

Sovereign Chief Ventures Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three months ended March 31, 2004

Unaudited - Prepared by Management

1.

NATURE OF OPERATIONS

The accompanying unaudited financial statements are prepared in accordance with Canadian generally accepted accounting principles but do not conform in all respects to the note disclosure requirements for its annual financial statements. The unaudited financial statements have been prepared on a basis consistent with the accounting principles and policies described in the annual financial statements, except as noted below, and should be read in conjunction with those statements. In the opinion of management, all adjustments considered necessary for fair presentation of the Company's financial position, results of operations and cash flows have been included in these financial statements.

The Company is in the process of developing its oil and gas properties and has experienced an operating loss of $35,861 (2003: $299,574) for the period then ended March 31, 2004. The Company's ability to continue as a going concern is dependent upon achieving profitable levels of operations and, if necessary, on the ability of the Company to obtain necessary financing.

The consolidated financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in the normal course of business at amounts different from those reflected in these consolidated financial statements.

2.

PROPERTY AND EQUIPMENT

	Cost	Accumulated depletion and depreciation	Net Book Value
			March 31, 2004	December 31, 2003
Petroleum and natural gas properties, unproven reserves	$2,038,554	238,616	1,799,938	1,635,596
Well equipment	239,672	35,447	204,225	198,477
Office equipment	18,274	9,763	8,511	9,289
Computer software	5,143	994	4,149	4,310
	$2,301,643	284,820	2,016,823	1,847,672

Sovereign Chief Ventures Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

Three months ended March 31, 2004

1.

SHARE CAPITAL

The Company has authorized share capital of 100,000,000 common shares of no par value. Shares have been issued as follows:

Period ended

March 31, 2004

Number

Amount

Balance, beginning and end of period

27,338,278

$ 14,770,662

Included in share capital are 166,667 shares for which the proceeds of $50,000 had not been received by March 31, 2004.

2.

STOCK BASED COMPENSATION

At March 31, 2004 there are options outstanding and exercisable to issue 1,858,000 shares of the company (2003: 1,858,000). The price of the options range from $0.30 to $3.00 and their expiry dates range from May 29, 2005 to March 26, 2008. The weighted average contract life remaining is 2.98 years.

A summary of the change in the Company's stock option plan for the period ended March 31, 2004 and the year ended December 31, 2003 is presented below.

	March 31, 2004		December 31, 2003
	Weighted Average Options Exercise Price		Options	Weighted Average Exercise Price
Outstanding, beginning of period Granted	1,858,000 -	$ 0.44	1,558,000 300,000	$0.84 0.30
Outstanding, end of period	1,858,000	$ 0.44	1,858,000	$0.44

The following table summarizes the information about stock options outstanding and exercisable at March 31, 2004:

Weighted Average		Weighted Average
Exercise Price	Number Outstanding	Remaining
Per Share	At March 31, 2004	Contractual life
$3.00	12,000	1.16 years
$0.45	1,546,000	2.83 years
$0.30	300,000	3.99 years
$0.44	1,858,000	2.98 years

Sovereign Chief Ventures Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

Three months ended March 31, 2004

4. STOCK BASED COMPENSATION (continued)

The Company has early adopted the recommendations of the Canadian Institute of Chartered Accountants ("CICA") with respect to stock based compensation. The Company uses the Black Scholes option valuation model to value stock options. The Black Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. The model requires management to make estimates which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values. No stock options were granted during the quarter ended March 31, 2004.

5. RELATED PARTY TRANSACTIONS

During the period the Company had the following related party transactions:

a)

Wages and benefits includes $25,500 (2003: $29,250) paid to a director of the Company.

b)

Legal fees of $2,680 (2003: $2,482) were paid to a law firm of which a partner is a director of the Company.

6. SUBSEQUENT EVENT

Subsequent to the period end the Company entered into a settlement agreement related to the June 2002 claim filed against the Company and a director in the District Court, 400th Judicial District, Fort Bend County, Texas. The settlement required the transfer of various partial assignments of oil, gas, and mineral leases in  Coleman County, Texas. The agreement is still subject to approval of all the parties involved.

SOVEREIGN CHIEF VENTURES LTD. QUARTERLY REPORT – FORM 51-102F1

MARCH 31, 2004                                                                                    DATED: MAY 25, 2004

Sovereign Chief Ventures Ltd. (the "Company") is an oil and gas exploration company. The Company has interests in three wells at the Lasley Project in Western Oklahoma and additional oil and gas interests in Custer County, Oklahoma knows as the North Foss Prospect, the XX Ranch Project in Coleman County, Texas, the Jones County Project in Jones County, Texas and the Nail Ranch Prospect in Shackelford County, Texas.

During the three month period ended March 31, 2004 (the "1st Quarter"), the Company participated in the drilling and completion of four additional wells in the Lasley Project: the King 1-32, the Rosser 1-11 and the Sheward 1-31. In May, 2004, the Company participated in the drilling of the Kardokus 4-10 well.

During the quarter, the Company received oil and gas revenues of $149,322, an increase of $134,141 over the revenues received during the 1st Quarter of 2003 as a result of the commencement of production from the Lasley Project wells which were completed during 2003.

The Company expended $167,572 on drilling costs and $1,522 on lease operating costs, all on the Lasley Project.

Revenues from the wells drilled the 1st Quarter are expected to be received late in the second quarter. The principal production from the wells in which the Company has an interest is gas. The Company believes that at least for the remainder of the year, gas prices will continue to be strong.

Breakdown of petroleum and natural gas properties:

	Foss	Chupadera	Lasley	XX Ranch	Other	Total
Balance, beginning of period	$456,992	78,936	500,464	464,459	134,745	1,635,596
Lease operating costs	42,742	-	1,523	-	-	44,265
Drilling	-	-	167,572	-	-	167,572
Depletion	-	-	(43,695)	-	(3,800)	(47,495)
Balance, end of period	$499,734	78,936	625,864	464,459	130,945	1,799,938

Risks Associated With Foreign Operations

The Company's existing projects are all located in the United States, which is less susceptible than many foreign jurisdictions to risks relating to political stability and changes in laws relating to foreign ownership, government participation, taxation, royalties, duties, rates of exchange, exchange controls, restrictions on production, export controls, land use and operational safety, and the potential for terrorism or military repression. Nevertheless, because a significant percentage of its operating costs, exploration expenditures and lease maintenance and acquisition costs are denominated in U.S. dollars, the Company's results of operations are subject to the effects of fluctuations in exchange rates and inflation. The Company does not engage in any hedging activities to minimize such risks.

SOVEREIGN CHIEF VENTURES LTD.

QUARTERLY REPORT – FORM 51-102F1 (continued)

MARCH 31, 2004

Exploration and Production Risks

Drilling oil and gas wells involves the risk that the wells will be unproductive or that, although productive, the wells do not produce oil and/or gas in economic quantities. Other hazards, such as unusual or unexpected geological formations, pressures, fires, blowouts, loss of circulation of drilling fluids or other conditions may substantially delay or prevent completion of any well. Adverse weather conditions can also hinder drilling operations.

A productive well may become uneconomic in the event water or other deleterious substances are encountered, which impair or prevent the production of oil and/or gas from the well. In addition, production from any well may be unmarketable if it is impregnated with water or other deleterious substances. As with any petroleum property, there can be no assurance that oil and gas will be produced from the properties in which the Company has interests. In addition, the marketability of oil and gas which may be acquired or discovered will be affected by numerous factors beyond the control of the Company. These factors include the proximity and capacity of oil and gas pipelines and processing equipment, market fluctuations of prices, taxes, royalties, land tenure, allowable production and environmental protection. The extent of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital. There is no assurance that additional crude oil or natural gas in commercial quantities will be discovered by the Company.

Financing Risks

As of March 31, 2002, the Company has working capital of $432,356 and exploration commitments for the remainder of the 2004 fiscal year. See "Liquidity and Capital Resources".

The Company has primarily relied on the sale of its equity capital to fund the acquisition, exploration and development of its petroleum properties. It has no assurance that additional funding will be available to it for exploration and development of its projects or to fulfil its obligations under any applicable agreements. There can be no assurance that the Company will be able to generate sufficient operating cash flow or obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to generate such additional operating cash flow or obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects with the possible loss of such properties.

Natural Gas and Oil Prices

In recent decades, there have been periods of both worldwide overproduction and underproduction of hydrocarbons and periods of both increased and relaxed energy conservation efforts. Such conditions have resulted in periods of excess supply of, and reduced demand for, crude oil on a worldwide basis and for natural gas on a domestic basis. These periods have been followed by periods of short supply of, and increased demand for, crude oil and, to a lesser extent, natural gas.

SOVEREIGN CHIEF VENTURES LTD.

QUARTERLY REPORT – FORM 51-102F1 (continued)

MARCH 31, 2004

Natural Gas and Oil Prices (continued)

The excess or short supply of crude oil has placed pressures on prices and has resulted in dramatic price fluctuations even during relatively short periods of seasonal market demand. The price of natural gas has exhibited market demand fluctuations; however, because most of the natural gas consumed within the United States is produced within the United States, the price of natural gas has not exhibited the dramatic price fluctuations that crude oil prices have experienced under conditions of high import levels.

Currency Fluctuations

Presently, the Company's petroleum activities are conducted in the United States and all petroleum revenues and expenditures are conducted in United States dollars. To date, all equity financing conducted by the Company have been conducted in Canadian dollars. The Company will maintain certain of its cash holdings in Canadian dollars. Future devaluation of the Canadian dollar may have a material and adverse effect on the Company's ability to conduct financings in the future.

Selected Quarterly Information for the Quarters Ended March 31, 2004, 2003 and 2002.

	Quarter Ended March 31
	2004	2003	2002
Revenues	149,322	15,181	35,914
Net Loss	35,861	299,574	350,135
Net Loss Per Share	0.00	0.01	0.02
Net Loss Per Share (Diluted) *	N/A	N/A	N/A
Total Assets	6,706,295	7,946,743	7,536,407
Long Term Financial Liabilities	Nil	Nil	Nil
Cash Dividend Per Common Share	Nil	Nil	Nil

* Fully-diluted loss per share has not been disclosed as it is anti-dilutive.

Revenues per quarter were not material to the first quarters ended in 2003 and 2002 as the Company's focus during that period was on drilling. Until the Company commenced production from the Lasley Project, there was little oil and gas revenue.

Results of Operations

Revenues have increased in the 1st Quarter as a result of commencement of production from some of the gas wells drilled and completed in 2003. The Company has participated in the drilling and completion of three wells and the drilling of one well during the 1st Quarter, all at the Lasley Project.

Total drilling and lease operating costs incurred during the 1st Quarter were $211,837. Subject to obtaining sufficient funds, the Company plans to participate in the drilling of up to six more wells at the Lasley Project. As revenues from completed wells and cash on hand will not be sufficient to meet these costs, the Company will seek to obtain funds to meet its proposed participation costs either by way of equity financing or third party debt.

SOVEREIGN CHIEF VENTURES LTD.

QUARTERLY REPORT – FORM 51-102F1 (continued)

MARCH 31, 2004

Results of Operations (continued)

Total expenses for the 1st Quarter were $185,183 compared to $314,755 for the quarter ended March 31, 2003.

·

Depletion and depreciation expense has increased $45,319 due to increased production.

·

Wages and benefits have decreased by $58,355 due to a reduction in staff.

·

Investor relations have decreased by $60,024.

·

Loss (gain) on foreign exchange saw a betterment of $43,654 due to a stabilization of the United States dollar value with respect to the Canadian dollar value as opposed to a decline during the previous quarter.

Summary of Quarterly Events

Quarter Ended	Revenues	Loss	Loss Per Share	Loss Per Share Diluted
March 31, 2004	149,322	35,861	0.00	N/A*
December 31, 2003	163,470	2,182,647	0.10	N/A
September 30, 2003	162,691	45,465	0.00	N/A
June 30, 2003	40,256	286,236	0.01	N/A
March 31, 2003	15,181	299,574	0.01	N/A
December 31, 2002	8,501	495,674	0.04	N/A
September 30, 2002	11,187	371,360	0.02	N/A
June 30, 2002	27,130	525,609	0.03	N/A

* Fully-diluted loss per share has not been disclosed as it is anti-dilutive.

Liquidity

As at March 31, 2004, the Company had working capital of $432,356.

Cash flow for the 1st Quarter was $(428,242) for an average monthly cash flow of $(142,747) per month.

General and administrative expenses are estimated to be $27,950 per month and completion costs as yet unpaid on wells which have been drilled or on wells for which drilling costs have been paid and for which revenues have not as yet been received are estimated to be $244,260. Additional financing will be required to fund some of these completion costs and all the drilling and completion costs of wells which are proposed but not as yet drilled. The Company will be required to raise additional funds by way of equity or debt financing in order to participate in the additional wells.

SOVEREIGN CHIEF VENTURES LTD.

QUARTERLY REPORT – FORM 51-102F1 (continued)

MARCH 31, 2004

Summary of securities issued during the period:

No securities were issued during the quarter ended March 31, 2004.

APPROVED ON BEHALF OF THE BOARD:

"BILL O. WOOD"

"BRIAN C. IRWIN"

Director

Director

FORM 52-109FT2 – CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Bill Wood, President and Chief Executive Officer of Sovereign Chief Ventures Ltd. certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Sovereign Chief Ventures Ltd. (the issuer) for the interim period ending March 31, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for all the periods presented in the interim filings.

Date:

May 31, 2004

“BILL WOOD”

Bill Wood

President

SOVEREIGN CHIEF VENTURES LTD.
333 Cedar Street, Suite 300
Abilene, Texas 79601
Telephone: (325) 676-8500, Facsimile: (325) 676-8106

INFORMATION CIRCULAR
(As at May 10, 2004, except as indicated)

The Company is providing this information circular and a form of proxy in connection with management's solicitation of proxies for use at the annual general meeting (the "Meeting") of the Company to be held on June 29, 2004 and at any adjournments Unless the context otherwise requires, when we refer in this information circular to the Company, its subsidiaries are also included. The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact. The Company will pay the cost of solicitation.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder's behalf in accordance with the instructions given by the shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or Directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company's registrar and transfer agent, Pacific Corporate Trust Company, 625 Howe Street, 10th Floor, Vancouver, British Columbia, V6C 3B8, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the

Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of the Company as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but instead registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a "Nominee"). If you purchased your shares through a broker, you are likely an unregistered holder.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided. Do not complete the voting section of the form as your vote will be taken at the Meeting.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a registered shareholder, his attorney authorized in writing or, if the registered shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their Nominees to revoke the proxy on their behalf.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 100,000,000 common shares without par value (the "common shares"), of which 27,338,278 common shares are issued and outstanding. Persons who are registered shareholders at the close of business on May 14, 2004 will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each share held. The Company has only one class of shares.

To the knowledge of the Directors and executive officers of the Company, no person beneficially owns, directly or indirectly, or controls or directs shares carrying 10% or more of the voting rights attached to all shares of the Company, except the following:

Name	No. of Shares Owned or Controlled	Percentage of Outstanding Shares
CDS & Co. (NCI) (1)	19,629,006	17.80%

(1)

The Company does not know the beneficial holders of shares so registered. ELECTION OF DIRECTORS

The Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of directors of the Company at five. The Company has an audit committee. Members of this committee are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a Director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Jurisdiction of Residence and Position	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years	Previous Service as a Director	Number of Common Shares beneficially owned, directly or indirectly, or Controlled or directed (2)
Bill O. Wood (1) Texas, USA President and Director	Self employed oil and gas businessman	Since March 31, 2000	2,386,347
Brian C. Irwin (1) British Columbia, Canada Director	Lawyer, Partner DuMoulin Black	Since October 16, 2000	12,000
Alfred E. Turton (1) British Columbia, Canada Director	Self employed investor; Cofounder of Canaccord Capital Corporation	Since January 31, 2002	270,000
Bill D. Saxon Texas, USA Director	Self employed investor	Since June 17, 2002	Nil
Larry Van Hatten British Columbia, Canada Director	Chartered Accountant, Ellis Foster	Since June 17, 2002	5,000

(1)

Member of the audit committee.

(2)

Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at May 10, 2004, based upon information furnished to the Company by individual directors. Unless otherwise indicated, such shares are held directly.

(3)

No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the company acting solely in such capacity.

No proposed director:

(a)

is, as at the date of the information circular, or has been, within 10 years before the date of the information circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity,

(i)

was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)

or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within the 10 years before the date of the information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

EXECUTIVE COMPENSATION

The following table (presented in accordance with the rules (the "Rules") made under the Securities Act (British Columbia)) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Rules) in respect of each of the individuals comprised of the Chief Executive Officer and the Chief Financial Officer as at December 31, 2003 and the other three most highly compensated executive officers of the Company as at December 31, 2003 whose individual total salary and bonus for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the "Named Executive Officers" or "NEOs").

Summary Compensation Table

					Long Term Compensation
		Annual Compensation			Awards		Payouts
NEO				Other Annual	Securities Under Option/	Shares/Units Subject to Resale		All Other
Name				Compen-	SAR's	Restrictions	LTIP	Compen-
and		Salary	Bonus	sation	Granted	(1)	Payouts	sation
Principal Position	Year	($)	($)	($)	(#)	($)	($)	($)
CEO	2003	67,000	Nil	Nil	Nil	Nil	Nil	Nil
Bill O. Wood	2002	64,500	Nil	Nil	Nil	Nil	Nil	Nil
	2001	180,000	Nil	Nil	146,000	Nil	Nil	Nil

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance over a period greater than one financial year (whereby performance is measured by reference to financial performance or the price of the Company's securities) was paid to the Named Executive Officer(s) during the most recently completed financial year.

Option/Stock Appreciation Rights (“SAR” Grants

During the Most Recently Completed Financial Year

The Company did not grant stock options under the Stock Option Plan or otherwise during the most recently completed financial year to the Named Executive Officers.

Aggregated Option/SAR Exercises During The Most Recently Completed
Financial Year and Financial Year-End Option/SAR Values

The Named Executive Officers did not exercise any options in respect of the Company's shares during the most recently completed financial year.

Termination of Employment, Changes in Responsibility and Employment Contracts:

The Company and its subsidiaries have no employment contracts with any Named Executive Officer.

The Company and its subsidiaries have no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive more than $100,000 to compensate such executive officers in the event of resignation, retirement or other termination, a change of control of the Company or its subsidiaries or a change in responsibilities following a change in control.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this information circular.

The Company has a stock option plan for the granting of incentive stock options to the officers, employees and Directors. The Company did grant an aggregate of 300,000 stock options to the Directors during the most recently completed financial year. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the Directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

Securities Authorized for Issuance Under Equity Compensation Plans

The Company has no compensation plans under which equity securities are authorized for issuance as at the end of the most recently completed financial year.

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness of any Director, executive officer, proposed nominee for election as a Director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person or proposed director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company or any of its subsidiaries.

APPOINTMENT OF AUDITOR

Bedford Curry & Co., Chartered Accountants, of 1281 Georgia Street West, Suite 801, Vancouver, British Columbia, V6E 3J7 is the auditor of the Company. Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of Bedford Curry & Co. as the auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the Directors.

MANAGEMENT CONTRACTS

No management functions of the Company are performed to any substantial degree by a person other than the directors or senior officers of the Company.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON (a)

Amendment of Stock Options

During the next year, the Company may grant additional stock options, subject to all necessary regulatory approvals. Under the current policy of the Exchange, member approval is not required for the grant of stock options if granted in accordance with the policy. However, such policy requires that any decrease in the exercise price of stock options held by insiders be approved by a majority of the shareholders at the Meeting, excluding insiders and their associates (the "disinterested shareholders"). Therefore, the disinterested shareholders at the Meeting will be asked to authorize the directors in their discretion to amend stock options granted to insiders, subject to all necessary regulatory approvals.

For the purposes hereof, an "insider" is a director or senior officer of the Company, a director or senior officer of a company that is itself an insider or subsidiary of the Company, or a person whose control, or direct or indirect beneficial ownership, or a combination thereof, over securities of the Company extends to securities carrying more than 10% of the voting rights attached to all the Company's outstanding voting securities.

Accordingly, at the Meeting, shareholders other than insiders and their associates, will be asked to pass a resolution in the following form:

"UPON MOTION IT WAS RESOLVED (with all insiders and their associates abstaining from voting) that the directors be and are hereby authorized, in their discretion, to amend stock options granted to insiders subject to all necessary regulatory approvals."

(b)

Adoption Of New Charter Documents

The Business Corporations Act (British Columbia) (the "New Act") has been adopted in British Columbia and is now in effect. The New Act replaces the Company Act (British Columbia) (the "Former Act") and is designed to provide greater flexibility and efficiency for British Columbia companies. The New Act adopts many provisions similar to those contained in corporate legislation elsewhere in Canada. The New Act also uses new forms and terminology, most particularly a Memorandum is now called a "Notice of Articles". The Company has taken steps to bring its charter documents into conformity with the New Act and to that end has filed its Notice of Articles, which replaces the Company's "Memorandum", with the Registrar of Companies.

The Company is seeking shareholder approval of certain amendments to its Notice of Articles and approval of a new form of articles ("Articles") with a view to incorporating some of these more flexible provisions of the New Act. The directors believe that amending the Company's Notice of Articles and adopting the Articles will enable the Company to be more efficient, flexible and cost-effective and will bring the Company's charter documents into line with charter documents of companies in other jurisdictions.

Copies of the Altered Notice of Articles and the proposed Articles are available for viewing up to the date of the Annual General Meeting at the Company's offices at 595 Howe Street, 10th Floor, Vancouver, British Columbia, V6C 2T5, and at the Annual General Meeting.

(i)

Deletion of Pre-Existing Company Provisions

The regulations under the New Act effectively added certain provisions, called "Pre-Existing Company Provisions" or "PCPs", to every company's Notice of Articles. The PCPs provide that the number of votes required to pass a special resolution (formerly also referred to as a special resolution under the Former Act) or a special separate resolution is at least three-quarters of the votes cast by shareholders present in person or by proxy at the meeting. This is the majority that was required under the Former Act. The New Act allows a special resolution to be passed by at least two-thirds of the votes cast by shareholders present in person or by proxy at the meeting. The Company proposes to amend its Notice of Articles to delete the PCPs so that the provisions of the New Act permitting a two-thirds majority will apply to the Company.

If shareholders approve this resolution, special resolutions will require a two-thirds majority vote, instead of a three-quarters majority vote. Management believes that this will provide the Company with greater flexibility for future corporate activities and is consistent with companies in other jurisdictions.

Shareholders will be asked to consider and, if thought fit, to pass the following special resolution: "UPON MOTION IT WAS RESOLVED, as a special resolution, that:

(a)

the Pre-Existing Company Provisions in the Notice of Articles of the Company are hereby deleted;

(b)

the Company's Notice of Articles is altered accordingly;

(c)

any director or officer of the Company is authorized to execute and file a Notice of Alteration of the Notice of Articles with the Registrar of Companies along with all other documents and take such further actions that may be necessary to effect the amendment; and

(d)

the board of directors is hereby authorized, at any time in its sole discretion, to determine whether or not to proceed with this resolution without further approval, ratification or confirmation by the shareholders."

This amendment to the Notice of Articles shall take effect immediately on the date and time the Notice of Alteration of the Articles is filed with the Registrar of Companies.

(ii)

Proposed Alterations of Authorized Capital

As now permitted by the New Act, the Company proposes an amendment to its Notice of Articles to increase the Company's authorized capital from 100,000,000 common shares without nominal or par value to an unlimited number of common shares without par value. Management believes that having unlimited authorized capital provides the Company with greater flexibility for future corporate activities. This resolution must be passed by not less than three-quarters of the votes cast by the shareholders present in person or by proxy at the Meeting.

Shareholders will be asked to consider and, if thought fit, to pass the following special resolution: "UPON MOTION IT WAS RESOLVED, as a special resolution, that:

(a)

the number of common shares authorized to be issued be increased to an unlimited number of common shares without nominal or par value;

(b)

the Company's Notice of Articles be altered accordingly;

(c)

any director or officer of the Company is authorized to execute and file a Notice of Alteration of the Notice of Articles with the Registrar of Companies along with all other documents and take such further actions that may be necessary to effect the amendment; and

(d)

the board of directors is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolutions without further approval, ratification or confirmation by the shareholders."

This amendment to the Notice of Articles shall take effect immediately on the date and time the Notice of Alteration of the Articles is filed with the Registrar of Companies.

(iii)

Adoption of Articles

Management believes that the Articles will provide the Company with greater flexibility for future corporate activities. The resolution approving the Articles must be passed by not less than three-quarters of the votes cast by the shareholders present in person or by proxy at the Meeting. Management believes the major changes from the existing articles are:

1.

Certain changes to the Notice of Articles, Articles and share structure may now be made by directors' resolution or ordinary resolution. A description of the changes is provided below;

2.

The directors, by directors' resolution, may approve a change of name of the Company without the necessity for shareholder approval;

3.

Shareholders' meetings may be held by electronic means;

4.

The quorum for Shareholders' meetings is changed from two Shareholders to one Shareholder present in person or represented by proxy; and

5.

Shareholder meetings may, if authorized by directors' resolution, be held in jurisdictions outside British Columbia.

If the special resolution is passed by shareholders, the following changes to Notice of Articles, Articles and share structure may be made by the Company in the following manner:

1.

by directors' resolution or ordinary resolution, as determined in each case by the directors,

(a)

create one or more classes or series of shares and, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares and alter the identifying name of any of its shares;

(b)

establish, increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares;

(c)

if the Company is authorized to issue shares of a class of shares with par value, decrease the par value of those shares or if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(d)

change unissued shares with par value into shares without par value or vice verse or change all or any of its fully paid issued shares with par value into shares without par value;

(e)

create, attach, vary or delete special rights or restrictions for the shares of any class or series of shares, if none of those shares have been issued;

(f)

subdivide all or any of its unissued, or fully paid issued, shares, and

(g)

authorize alterations to the Articles that are procedural or administrative in nature or are matters that pursuant to the Articles are solely within the directors' powers, control or authority.

 2.

if the New Act does not specify the type of resolution and the Articles do not specify another type of resolution, by ordinary resolution otherwise alter its shares, authorized share structure or the Articles.

Shareholders will be asked to consider and, if thought fit, to pass the following special resolution: "UPON MOTION IT WAS RESOLVED, as a special resolution, that

(a)

the Company adopt the Articles in substitution for the existing articles of the Company;

(b)

any director or officer of the Company is authorized to execute and file such documents and take such further action, including any filings with the Registrar of Companies, that may be necessary to effect the amendment; and

(c)

the board of directors is hereby authorized, at any time in its sole discretion, to determine whether or not to proceed with this resolution without further approval, ratification or confirmation by the shareholders."

The Articles shall have effect immediately on the date and time the Articles are deposited for filing in the Company's records office.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company at (325) 676-8106 to request copies of the Company's financial statements and MD&A.

Financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year which are filed on SEDAR.

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

The foregoing contains no untrue statement of material fact (as defined in the Securities Act (Alberta)) and does not omit to state a material fact that is required to be stated or that is necessary to make a statement contained herein not misleading in the light of the circumstances in which it was made.

DATED this 10th day of May, 2004.

BY ORDER OF THE BOARD OF DIRECTORS OF SOVEREIGN CHIEF VENTURES LTD.

"Bill O. Wood"

                                                     "Brian C. Irwin"

BILL O. WOOD, PRESIDENT                               BRIAN C. IRWIN, SECRETARY

Proxy

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. To determine the number of Directors at five
2. To elect as Director, Bill O. Wood
3. To elect as Director, Brian C. Irwin
4. To elect as Director, Alfred E. Turton
5. To elect as Director, Bill D. Saxon
6. To elect as Director, Larry M. Van Hatten
7. Appointment of Bedford Curry & Co. as auditors of the Company
8. To authorize the Directors to fix the Auditors’ remuneration

9. To authorize the Directors to amend stock options

10.

To pass, with or without amendment, a special

resolution to alter the Notice of Articles of the

Company to remove the application of the Pre-

Existing Company Provisions (as defined in the

Business Corporations Act (British Columbia).

n
11. To pass a special resolution to alter the Notice of Articles of the Company to increase the authorized common share capital to an unlimited number of common shares.			n
12. To pass a special resolution adopting new Articles.

13. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions

THIS PROXY MUST BE SIGNED AND DATED.
SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. This Proxy is solicited by the Management of the Company.

2. This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, oficer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4. A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5. A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)

appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

OR

(b)

appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, voting instructions must be DEPOSITED at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.

The mailing address of

Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, and its fax number is

(604) 689-8144.
Telephone voting can be completed at 1-888-Tel-Vote (1-888-835-8683) and Internet voting at http://www.stocktronics.com/webvote